SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(d) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     ROCKY MOUNTAIN CHOCOLATE FACTORY, INC.
                            (Name of Subject Company)

                             WHITMAN'S CANDIES, INC.
                                  WC-RMA CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.03 PER SHARE
                         (Title of Class of Securities)

                                    774678403
                      (CUSIP Number of Class of Securities)
                           --------------------------

                               MR. THOMAS S. WARD
                                  CO-PRESIDENT
                             WHITMAN'S CANDIES, INC.
                               1000 WALNUT STREET
                                    SUITE 900
                           KANSAS CITY, MISSOURI 64106
                            TELEPHONE: (816) 842-9240
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 with a copy to:

                             DAVID W. PRESTON, ESQ.
                               LATHROP & GAGE L.C.
                              2345 GRAND BOULEVARD
                                   SUITE 2300
                           KANSAS CITY, MISSOURI 64108
                            TELEPHONE: (816) 292-2000



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         WC-RMA Corp., a Delaware  corporation  ("Purchaser") and a wholly-owned subsidiary of Whitman's Candies, Inc., a Missouri corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended (the "Schedule 14D-1") filed with the Securities and Exchange Commission on May 10, 1999 relating to the Offer by Purchaser to purchase all Shares of Rocky Mountain Chocolate Factory, Inc., a Colorado corporation (the "Company"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-1 or in the Offer to Purchase described therein.

ITEM 10.          Additional Information.

         On May 24, 1999, Parent and Purchaser were notified that they had been granted early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Accordingly, the condition to the Offer relating to Hart-Scott-Rodino has been satisfied.

         On May 27, 1999, Parent announced that its board of directors would be meeting the coming weekend to consider withdrawing the Offer or reducing the Offer Price from $5.75. The full text of a press release, dated May 27, 1999, issued by Parent is filed herewith as Exhibit (a)(10) and is incorporated by reference.

ITEM 11.          Material to be filed as Exhibits.

         (a)(10) Press Release, dated May 27, 1999, issued by Parent.

                                                 SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 1999                         WHITMAN'S CANDIES, INC.


                                            By: /s/ Thomas S. Ward
                                            Name:   Thomas S. Ward
                                            Title:   Co-President

                                            WC-RMA CORP.


                                            By: /s/ Thomas S. Ward
                                            Name:   Thomas S. Ward
                                            Title:   Co-President


                                        2

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                                  EXHIBIT INDEX

EXHIBIT
NUMBER


(a)(10)             Press Release, dated May 27, 1999, issued by Parent.






                                        3

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